UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Special Disclosure Report

Metalico, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-32453	52-2169780
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

186 North Avenue East Cranford, NJ	07016
(Address of Principal Executive Offices)	(Zip Code)

Kevin Whalen	(908) 497-9610
(Name and telephone number, including area code, of the person to contact in connection with this report.):

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Metalico, Inc. and subsidiaries (the “Company”, “We”, “Our”) operates in two distinct business segments: (a) scrap metal recycling (“Scrap Metal Recycling”) and (b) lead metal product fabricating (“Lead Fabricating”). Our operations primarily involve the collection and processing of ferrous and non-ferrous metals.

The Company’s Scrap Metal Recycling operations collect industrial and obsolete scrap metal, process it into reusable forms and supply the recycled metals to our ultimate consumers which include electric arc furnace mills, integrated steel mills, foundries, secondary smelters, aluminum recyclers and metal brokers.

The Company’s Lead Fabricating operations manufacture a wide variety of lead-based products that are concentrated within five main product lines: sheet lead, shot, extruded strip lead, machined lead parts and cast lead. Our products are sold nationally into diverse industries such as roofing, plumbing, radiation shielding, healthcare, ammunition, automotive, Department of Defense contractors, and others.

We have evaluated our current product lines and determined that certain product we manufacture or contract to manufacture contain conflict minerals. Based on our good faith reasonable country of origin inquiry, which includes a survey of our suppliers, we have determined that our supply chain comes from either recycled or scrap sources, or did not originate in the Democratic Republic of Congo or an adjoining country. As a result, we have provided a Conflict Minerals Disclosure.

Conflict minerals

The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Tantalum – The Company’s Scrap Metal Recycling operations acquire tantalum and tantalum-contained material from unrelated third parties for the purposes of resale. The scrap tantalum acquired is generated in the manufacture of products that contain tantalum. A majority of the manufacturers we purchase scrap from maintain conflict-free policies. When we are offered material for purchase, we make a determination that the physical form of the material is consistent with known forms of new production scrap or end-of-life materials. The Company refrains from purchasing any tantalum scrap unit that is not immediately recognized as a form of scrap until we understand its origin. All of the scrap tantalum acquired by the Company is considered to be conflict-free.

Tungsten – The Company’s Scrap Metal Recycling operations acquire tungsten and tungsten contained material from unrelated third parties for the purposes of resale. The scrap tungsten acquired is generated in the manufacture of products that contain tungsten. A majority of the manufacturers we purchase scrap from maintain conflict-free policies. When we are offered material for purchase, we make a determination that the physical form of the material is consistent with known forms of new production scrap or end-of-life materials. The Company refrains from purchasing any tungsten scrap unit that is not immediately recognized as a form of scrap until we understand its origin. All of the scrap tungsten acquired by the Company is considered to be conflict-free.

We also purchase virgin tungsten in the form of tungsten bar directly from a smelter for the purpose of resale. The smelter is a Tungsten Industry Conflict Minerals Council (TI-CMC) member that has agreed to complete a Conflict Free Smelter Program (CFSP) validation audit within two (2) years of TI-CMC membership issuance and is considered active in the CFSP having submitted a signed Agreement for the Exchange of Confidential Information (AECI) and Auditee Agreement contracts. We received certification from the smelter indicating the ore the tungsten is produced from is obtained from domestic Chinese ore suppliers and directly from the producer’s own mines in China. Based on the information provided by the ore refining smelter, to the best of our knowledge, the virgin tungsten acquired by the Company is considered to be from conflict-free sources.

Tin – The Company’s Lead Fabricating operations purchase tin from a broker for the use in production of lead alloys. The Company obtains a Conflict Minerals Reporting Template created by the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI) from the broker identifying two smelters that have produced the tin. The two tin smelters are compliant with the relevant Conflict-Free Smelter Program assessment protocols and the Company has obtained copies of each tin smelter’s conflict-free mineral policy. Each smelter’s policy indicates the material used in its production of refined tin is obtained from sources outside of the recognized areas of conflict. Based on the information provided by the ore refining smelters, to the best of our knowledge, the tin acquired by the Company is considered to be from conflict-free sources.

Section 2 – Exhibits

None.

Available Information

The Company makes available at no cost on its website, www.metalico.com, this Form SD and all of its reports to the SEC and any amendments to those reports as soon as reasonably practicable after electronically filing or furnishing such reports to the SEC. Interested parties should refer to the Investors link on the home page of the Company’s website located at www.metalico.com. Information contained on the Company’s website is not incorporated into this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Metalico, Inc.

(Registrant)

By: /s/ Kevin Whalen	Date: May 30, 2014
Kevin Whalen Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)